UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED

Victory Variable Insurance Funds II

Exact Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the “Commission”) that it elects to commit itself and each of its series to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Antonio and the state of Texas on the 27th day of March 2025.

VICTORY VARIABLE INSURANCE

FUNDS II

By: /s/ Thomas Dusenberry

Thomas Dusenberry

President

Attest: /s/ Patricia McClain

Patricia McClain

Secretary